

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2022

Osvaldo Flores
President and Chief Executive Officer
Century Therapeutics, Inc.
3675 Market Street
Philadelphia, Pennsylvania 19104

      Re: Century Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed July 1, 2022
           File No. 333-265975

Dear Mr. Flores:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Rachael Bushey